CUSIP No. 027904101	13G	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2

AMERICAN MEDICAL ALERT CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

027904101
(CUSIP Number)

August 25, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 027904101	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kinderhook Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 475,884
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 475,884
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,884
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 027904101	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kinderhook GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 475,884
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 475,884
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,884
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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CUSIP No. 027904101	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tushar Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 475,884
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 475,884
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,884
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

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CUSIP No. 027904101	13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen J. Clearman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 475,884
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 475,884
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,884
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

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CUSIP No. 027904101	13G	Page 6 of 8 Pages

Schedule 13G
Item 1(a).	Name of Issuer: American Medical Alert Corp., a New York corporation
(the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices: 3265 Lawson Boulevard, Oceanside, New York 11572.

Item 2(a).	Name of Persons Filing: Kinderhook Partners L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence: Tushar Shah, c/o Kinderhook GP, LLC, One Executive Drive, Suite 160, Fort Lee, NJ 07024

Item 2(c).	Citizenship: Delaware, U.S.A.

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value (the “Common Stock”).

Item 2(e).	CUSIP Number: 027904101.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 027904101	13G	Page 7 of 8 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of August 16, 2010, Kinderhook Partners L.P. may be deemed to be the beneficial owner of: (a) 475,884 shares of Common Stock of the Issuer.

(b)	Percent of class:

5.0% of the Issuer’s Common Stock as of August 16, 2010, the date on which it was notified by the Issuer that the Issuer had miscalculated its aggregate number of outstanding shares in its May 2010 Form 10-Q (disclosed as 9,558,045 shares, which put Kinderhook Partners L.P. at 4.9% total ownership in the Issuer), but which has since been corrected by the Issuer’s August 16, 2010 Form 10-Q filing (9,515,148, or 5.0% of the total ownership in the Issuer).

(c)	Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:

See line 5 of cover sheet.

(ii)  Shared power to vote or to direct the vote:

See line 6 of cover sheet.

(iii)  Sole power to dispose or to direct the disposition of:

See line 7 of cover sheet.

(iv) Shared power to dispose or to direct the disposition of:

See line 8 of cover sheet.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 027904101	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2010

KINDERHOOK PARTNERS, L.P.*

By:	/s/ Stephen J. Clearman
Name:	Stephen J. Clearman
Title:	Managing Member

KINDERHOOK GP, LLC*

By:	/s/ Stephen J. Clearman
Name:	Stephen J. Clearman
Title:	Managing Member

/s/ Tushar Shah*
Name: Tushar Shah

/s/ Stephen J. Clearman*
Name: Stephen J. Clearman

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

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